

November 13, 2024

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4887
St. Petersburg, FL 33702

> **Re: Marquie Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 28, 2024**
> **File No. 333-282485**

Dear Marc Angell:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Risk Factors
Our auditor has been charged with violations..., page 7

1. We note your response to prior comment 2. Please disclose that if your independent auditor's work is found to be deficient your financial reporting could be questioned leading to potential restatements, delays in regulatory filings or reputational harm.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Forward-Looking Statements, page 17</u>

2.   We note your response to prior comment 1 and reissue in part. Please revise to remove your references on page 17 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections.

<u>Business</u>
<u>Summary of Equity Commitment Agreement, page 27</u>

3.   We note you reference a section of your disclosure, *Summary of Equity Commitment Agreement*, which is unaccompanied by any relevant disclosure. Please revise to include such summary, inclusive of the terms requested in our prior comment 4. For example, provide the following disclosures with respect to the Equity Commitment Agreement: the material terms of the agreement, including the maximum principal amount available under the agreement, the term of the agreement, and the material conditions under which the company may access the funds available under the agreement.

<u>General</u>

4.   Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

        Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner